Exhibit 99.16

TITAN MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2024

TITAN MINING CORPORATION
Management’s Discussion and Analysis

This Management’s Discussion and Analysis ("MD&A") is intended to help the reader understand Titan Mining Corporation (“Titan”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement our audited consolidated financial statements for the year ended December 31, 2023, prepared in accordance with International Financial Reporting Standards (“IFRS”).

Additional information regarding Titan, including the risks related to our business and those that are reasonably likely to affect our financial statements in the future, is contained in our continuous disclosure materials, including our most recent Annual Information Form (“AIF”), consolidated financial statements and Management Information Circular, which are available on the Company’s website at www.titanminingcorp.com and under the Company’s profile on the SEDAR+ website at www.sedarplus.com.

This MD&A is dated May 13, 2024. All dollar amounts reported herein are in US dollars unless otherwise indicated.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

OUR BUSINESS

Titan is a natural resource company engaged in the acquisition, exploration, development and production of mineral properties. Our corporate office is in Vancouver, British Columbia, and our shares are listed on the Toronto Stock Exchange under the symbol “TI”.

The Company’s principal asset is a group of 100%-owned, high-grade zinc mines located in the Balmat–Edwards mining district in northern New York State, near Gouverneur and 35 miles south of the Port of Ogdensburg and include the Empire State Mine’s #2, #3, #4, Hyatt, Pierrepont and Edwards mines (collectively the “Empire State Mine” or “ESM”) Titan declared commercial production at ESM on January 1, 2020. The Company also continues to maintain its unpatented mining claims in New Mexico, USA.

STRATEGY AND OUTLOOK

Titan's mission is to deliver extraordinary shareholder value through exploration, development and operational excellence.

Titan believes that the district surrounding ESM remains underexplored despite the long operating history of the district. The Company is focused on discovering and developing additional high-grade, low-cost mineral resources to feed the mill at ESM. ESM’s #4 mine is connected to its #2 mine, and there is potential for significant mineral resource expansion which is expected to support production growth. Other historic mines and new targets within the district are a focus for Titan’s exploration team.

Mining and milling activities at ESM continued to increase during the past year with a record 61.0 million payable pounds of zinc produced. ESM continues to review ways to increase operating efficiencies, particularly by adding incremental ore feed from other historically mined zones outside of the current #4 mine.

The Company will also be advancing the exploration of the Kilbourne (graphite) exploration program. Drilling under the Phase 1 program with a budgeted 14,000 ft (4,267 m) of drilling, of which a total of 6,870 ft (2,093 m) has been completed. The initial goal of 12,000 ft (3,658 m) of drilling for the Phase 1 program was expanded due to initial promising results. Results of surface drilling and trenching have identified a representative sample that was collected in January and sent to the Forte Dynamics Lab in Wheat Ridge Colorado for metallurgical testing and concentrate production. The Kilbourne Graphite Target has near surface potential with a substantial portion of the targeted resource on fully permitted land.

In addition, the Company continues to examine various financing options to bolster the Company’s treasury.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

FINANCIAL AND OPERATIONAL SUMMARY

	Three months ended March 31,
Financial Performance	2024	2023	Change
Net loss (profit) before tax	$2,632	$(1,103)	$3,735
Operating cash inflow before changes in non-cash working capital	$263	$3,351	$(3,088)

Financial Condition	March 31, 2024	December 31, 2023
Cash and cash equivalents	$4,176	$5,031
Working capital	$(24,842)	$(23,512)
Total assets	$49,813	$52,762
Equity	$(6,208)	$(2,270)

	Three months ended March 31,
Operating Data	2024	2023	Change
Payable zinc produced (mlbs)	14.7	13.8	0.9
Payable zinc sold (mlbs)	14.4	14.8	(0.4)
Average provisional zinc price (per lb)	$1.11	$1.42	$(0.31)

HIGHLIGHTS

Significant events and operating highlights for the first quarter ended March 31, 2024 and up to the date of this MD&A include the following:

●	There was one Lost Time Injury in the first quarter.

●	Produced 14.7 million pounds of payable zinc in the first quarter of 2024.

●	Advanced the exploration of the Kilbourne graphite trend, an extensively drill tested graphite-bearing trend located on permitted lands.

o	Drilling in the first quarter totaled 6,870 ft in 19 holes.

o	Highlights include 174 ft at 3.75 graphitic carbon.

o	An initial bulk sample was identified and collected in January 2024.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

		2024	2023
		Q1	FY (1)	Q4	Q3	Q2	Q1
Production
Ore mined	tons	110,795	444,588	108,962	108,210	112,528	114,888
Ore milled	tons	110,703	445,803	109,258	110,202	112,082	114,261
Feed grade	zn %	8.1	8.4	7.8	10.1	8.1	7.4
Recovery	%	96.2	96.3	96.2	96.3	96.3	96.1
Payable zinc	mlbs	14.7	61.0	13.9	18.3	15.0	13.8
Concentrate grade	zn %	59.9	59.6	59.2	60.3	59.8	59
Zinc concentrate produced	tons	14,392	60,123	13,756	17,855	14,727	13,785
Sales
Payable zinc	mlbs	14.4	62.0	13.9	18.3	15.0	14.8
Average provisional zinc price	$/lb	$1.11	$1.19	$1.13	$1.10	$1.15	$1.42
C1 cash cost (2)	$/lb	$0.97	$1.05	$1.16	$0.84	$1.05	$1.23
Sustaining capital
expenditures (2)	$/lb	$0.03	$0.03	$0.01	$0.02	$0.07	$0.03
AISC(2)	$/lb	$1.00	$1.08	$1.17	$0.86	$1.12	$1.26

(1)	The full-year figure may not equal the sum of the quarters due to rounding.
(2)	C1 cash cost, Sustaining Capital Expenditures, and All-In Sustaining Cost (“AISC”) are non-GAAP measures. These terms are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See Non-GAAP Performance Measures below for additional information.

OPERATIONS REVIEW

Mining efforts in the first quarter of 2024 focused on the Mahler, New Fold, and Mud Pond zones. Mining activities remain suspended in the N2D zone in response to lower zinc prices. Deepening of the lower Mahler ramp system provided access to high-grade ore in the Lower Mahler mining zone that supported strong grades and record metal production. It is expected that ore from this zone will continue to support head grade at planned levels in the coming year. Redesign of accesses and mining methods has allowed continued mining in the New Fold Zone. Mining is expected to continue in the same zones in the second quarter of 2024.

Work on projects, including the Turnpike project, has been limited since Q2 of 2023 to preserve cash in response to lower zinc prices. Rod mill liners were received and will be installed in the second quarter of 2024.

On April 28, 2024 ESM experienced an electrical failure in the main drive control panel rendering the hoist inoperable. The outage occurred at the beginning of shift and no persons or materials were at risk as a result of the failure. Repairs are underway and are expected to be completed shortly. In the interim alternate ingress and escapeways are being utilized to allow employees underground to perform equipment maintenance, waste development and roof bolting. The outage will negatively affect revenue for the second quarter. The Company is undertaking steps to mitigate the loss in revenues for the quarter and to mitigate the risk of future losses from the occurrence of such events.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

EXPLORATION UPDATE

Empire State Mine

Historic Data

The review, compilation, digitization, and modelling of historic data collected over approximately 100 years by the previous operators of ESM continues to contribute to the exploration success at ESM, with several near-mine mineralized zones identified, including the N2D zone and Turnpike.

Titan’s exploration team has continued to generate additional near-mine and district targets using historic soil, stream sediment, drilling, and geophysical data. These historic data sets are also being utilized to identify additional near-surface mineralization in the vicinity of the other historic mining areas (Hyatt, Pierrepont, Edwards, and Rossie-Macomb), which are being prioritized for drill testing in 2024. The team continues to research and consolidate mineral rights interests in high priority target areas. Surface sampling and mapping is scheduled to continue in these priority areas in 2024.

In addition to zinc and base metal occurrences the company has identified multiple areas with historic documentation of graphite bearing lithologies in St. Lawrence County. This review has helped identify graphite targets within ESMs mineral rights, including the Kilbourne target within the stratigraphic sequence which hosts the ESM ore bodies.

2024 Drill Programs

Underground:

Drill programs in the first quarter of 2024 targeted Lower Mahler, New Fold, and Fowler. Underground drilling totalled nine drillholes totalling 2,609 ft (795 m). All underground drilling was completed with Company-owned underground drills by Company employees. Of the total drilling, one exploration hole was completed targeting the down dip extensions of Lower Mahler with a second hole targeting this area underway.

Surface:

Surface drilling was limited to the Kilbourne Project in the first quarter of 2024. Planning is underway for 2024 surface drilling.

Kilbourne

Titan has begun work on further defining the Kilbourne graphite trend, a graphite exploration target hosted within the same stratigraphic sequence as ESM’s zinc mineralization. The host unit is Unit 2 of the lower marbles. Historic mapping and drilling have documented roughly 25,000 ft (7.6 km) of strike length, to a depth of roughly 3,000 ft (1 km) from surface. Roughly 8,500 ft (2.5 km) of this strike length is within the affected area of the Empire State Mine and is covered by current permitting. The remaining strike length is securely within mineral rights held by ESM.

Kilbourne exploration activities in the first quarter of 2024 were focused on drilling, with a total of 19 holes totalling 6,870 ft (2,093 m) drilled. All drilling was completed with a Company owned drill by Company employees. The initial phase of Kilbourne exploration is targeting mineralization within the Company’s active-use permit. Graphite mineralization has been intercepted in all 19 holes completed the first quarter of 2024, with assays returned on 15 of those holes. The results received to date show promising results (see Titan’s news release “Titan Mining Provides Initial Drill Results On the Kilbourne Graphite Project, results include 173.5 Ft At 3.75% Graphitic Carbon” dated April 9, 2024). A bulk sample was collected in January 2024.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

New Mexico

The Company began prospecting for base metals in an area of New Mexico in 2017. In 2018, the Company completed the first phase of its drilling program and was encouraged by the results. Annual claim maintenance fees have been renewed since allowing the Company to maintain control of the current land position while evaluating future exploration activities. -

TREND ANALYSIS

Selected Quarterly Information

	2024		2023				2022
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues ($)	11,731	10,911	15,481	8,952	16,742	13,945	14,025	20,128
Net income (loss) ($)	(2,632)	(7,959)	501	(4,841)	1,103	(4,014)	(161)	5,924
Basic & diluted income (loss) per
share ($)	(0.02)	(0.05)	-	(0.03)	0.01	(0.03)	-	0.04
Cash and cash equivalents ($)	4,176	5,031	4,319	2,895	7,411	6,720	13,568	11,021
Total assets ($)	49,813	52,762	59,060	59,591	67,916	65,999	78,199	78,497
Total liabilities ($)	56,021	55,032	55,528	56,513	58,953	55,486	62,147	59,059

Seasonality has a limited impact on the Company’s operating results.

Total assets decreased in the third quarter of 2022 mainly due to a decrease of trade and other receivables, inventories, other current assets, mineral properties, plant and equipment, and right-of-use assets, partially offset by an increase of cash and cash equivalents, derivative asset, and restricted cash. Total assets decreased significantly in the fourth quarter of 2022 mainly due to a decrease of cash and cash equivalents, derivative asset, other current assets, mineral properties, plant and equipment, and right-of-use assets, partially offset by an increase of trade and other receivable and inventories.

Total assets increased in the first quarter of 2023, mainly due to increase of cash and cash equivalents, derivative asset, and other current assets, partially offset by decrease of trade and other receivables, inventories, mineral properties, plant and equipment, and right-of-use assets. Total assets decreased in the second quarter of 2023, mainly due to decrease of cash and cash equivalents, right-of-use assets, trade and other receivables, restricted cash, other assets, and mineral properties, plant and equipment, partially offset by increased of derivative asset, other current assets, and inventories. Total assets decreased in the third quarter of 2023, mainly due to decrease of mineral properties, plant and equipment, derivative asset and inventories, partially offset by increases of cash and cash equivalents, trade and other receivables, right-of-use assets, and other current assets. Total assets decreased in the fourth quarter of 2023 mainly due to a decrease of derivative asset, trade and other receivable, inventories, other current assets, mineral properties, plant and equipment, and right-of-use assets, partially offset by an increase of cash and cash equivalents.

Total assets decreased in the first quarter of 2024, mainly due to decrease of cash and cash equivalents, derivative asset, mineral properties, plant and equipment, and right-of-use assets, partially offset by increase of trade and other receivables, other current assets, and inventories.

Net income turned to net loss in the third quarter of 2022 as a result of lower realized zinc prices and higher operating, depreciation and depletion, exploration and evaluation expenses, and general and administration expenses, partially offset by higher foreign exchange gain, gain on derivative, and lower interest and other finance expenses. Net loss increased further in the fourth quarter of 2022 as a result of lower realized zinc prices and higher operating expenses, exploration and evaluation expenses, share based compensation, interest and other finance expenses, general and administration expenses, unrealized loss on derivative, loss on Star Mountain settlement, and lower foreign exchange gain, partially offset by realized gain on derivative and gain on modification.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

Net loss turned to net income in the first quarter of 2023 as a result of higher unrealized gain on derivative and foreign exchange gain, and absence of loss on Star Mountain settlement booked in the prior quarter, partially offset by lower realized gain on derivative, gain on loan modification, higher general and administration expenses and interest and other finance expenses. Net income turned to net loss in the second quarter of 2023 as a result of lower revenue and unrealized gain on derivative, higher foreign exchange loss, interest and other finance expenses, partially offset by lower exploration and evaluation expenses, general and administration expenses, and higher realized gain on derivative. Net loss turned to net income in the third quarter of 2023 as a result of higher revenue, lower cost of sales, higher realized gain on derivative, foreign exchange income and other income, partially offset by higher exploration and evaluation expenses, interest and other finance expenses, and higher unrealized loss on derivative. Net income turned to net loss again in the fourth quarter of 2023 as a result of lower revenue and unrealized loss on derivative, higher cost of sales, foreign exchange loss, interest and other finance expenses, general and administration expenses, partially offset by lower exploration and evaluation expenses, realized gain on derivative, and higher other income.

Net loss decreased in the first quarter of 2024 as a result of lower cost of sales, accretion expense, loss on unrealized derivative, and higher foreign exchange income, partially offset by higher exploration and evaluation expenses, general and administration expenses, interest and other finance expenses, lower interest income, absence of gain on realized derivative and loss on Star Mountain settlement.

Cash and cash equivalents increased in the third quarter of 2022 as a result of higher working capital generated from trade and other receivables, inventories, and accounts payable and accrued liabilities, partially offset by a loss for the period and higher cash used in financing and investing activities. Cash and cash equivalents decreased significantly in the fourth quarter of 2022 as a result of lower working capital generated from trade and other receivables, inventories, accounts payable and accrued liabilities, and higher cash used in financing and investing activities.

Cash and cash equivalents increased in the first quarter of 2023 as a result of net cash provided in operating activities, and less cash spent on financing activities, partially offset by cash spent on capital assets. Cash and cash equivalents decreased in the second quarter of 2023 as a result of higher cash used in operating activities, partially offset by less cash spent on capital assets and more cash generated from financing activities. Cash and cash equivalents increased in the third quarter of 2023 as a result of more cash generated in operating activities, and less cash spent on capital assets, partially offset by more cash spent in financing activities. Cash and cash equivalents increased again in the fourth quarter of 2023 as a result of more cash generated in operating activities, and less cash spent on capital assets, partially offset by more cash spent in financing activities.

Cash and cash equivalents decreased in the first quarter of 2024 as a result of less cash provided in operating activities and financing activities, partially offset by less cash spent on capital assets.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

FINANCIAL REVIEW

Financial Results
($000’s)	Three months ended March 31
Net income (loss) for the 2023 period Changes in components of income:	$1,103
Revenues increase (decrease)	(5,011)
Cost of sales decrease (increase)	3,992
Other expenses decrease (increase)	(2,716)
Net income (loss) for the 2024 period	$(2,632)

During the period ended March 31, 2024, revenues decreased compared to the same period in 2023 as a result of less zinc concentrate sold (Q1 2024 – 14.4 mlbs vs. Q1 2023 – 14.8 mlbs) at a lower average provisional price (Q1 2024 - $1.11/lb vs. Q1 2023 - $1.42/lb) and negative provisional and final pricing adjustments (Q1 2024 – negative

$605 vs. Q1 2023 – negative $254).

During the period ended March 31, 2024, cost of sales decreased with lower volume of tons milled (Q1 2024 – 110,703 tons vs. Q1 2023 – 114,261 tons) and lower depreciation expenses.

During the period ended March 31, 2024, other expenses increased compared to the same period of 2023 due to increases of interest and other finance expenses, accretion expense, and other income, decreases of interest income, foreign exchange income, realized and unrealized gain on derivative, partially offset by decreases of exploration and evaluation expenses, general and administration expenses.

Revenue

	Three months ended March 31
	2024	2023	Change
Zinc concentrate sales	$16,003	$21,053	$(5,050)
Zinc concentrate provisional pricing adjustments	(605)	(254)	(351)
Smelting and refining charges	(3,667)	(4,057)	390
Revenue, net	$11,731	$16,742	$(5,011)

Revenues were lower during the three months ended March 31, 2024 than the same period of 2023 due to zinc concentrate sold at a lower average provisional price. Specifically, revenues include sales of 14.4 million payable pounds of zinc (Q1 2023 – 14.8 million) at an average realized price per pound of $1.11 (Q1 2023 – $1.42).

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

Cost of sales

	Three months ended March 31,
	2024	2023	Change
Operating expenses	$9,429	$12,211	$(2,781)
Transportation costs	834	851	(17)
Royalties	7	7	-
Depreciation and depletion	2,957	3,066	(109)
Change of Inventory	(8)	1,076	(1,084)
Total	$13,219	$17,211	$(3,992)

In the three months ended March 31, 2024, cost of sales decreased compared to the same period in 2023 due to decreases in operating expenses, depreciation and change of inventory. Operating expenses decreased due to a decline in tons milled and efficient management of site costs. Depreciation and depletion expenses decreased comparatively due to lower tons mined, and a decrease in capital asset acquisitions. Change of inventory decrease is a result of the ending inventory level change due to timing differences of sales of zinc concentrate.

The impact of inflation on the Company’s financial position, operational performance, or cash flows over the next twelve months cannot be determined with any degree of certainty.

Other operating expenses

	Three months ended March 31,
	2024	2023	Change	%
General and Administrative (“G&A”) expenses:
Salaries and benefits	$543	$550	$(7)	(1)
Share-based compensation	1	97	(96)	(99)
Professional fees	25	1,119	(1,094)	(98)
Office and administration	311	324	(13)	(4)
Investor relations	13	13	-	-
	$893	$2,103	$(1,210)	(58)
Exploration and evaluation (“E&E”) expenses:
Salaries and benefits	$244	$147	$97	66
Assay and analyses	42	93	(51)	(55)
Contractors and consultants	126	423	(297)	(70)
Other	53	74	(21)	(28)
	$465	$737	$(272)	(37)

G&A expenses for the three months ended March 31, 2024 have decreased 58% compared to the same period ended March 31, 2023 as a result of decreases in salaries and benefits, share-based compensation, professional fees, and office and administration expenses.

E&E expenses for the three months ended March 31, 2024 decreased 37% compared to the same period in 2023 as a result of decreases in contractors and consultants, assay and analyses, and others, partially offset by increase of salaries and benefits.

Other income

Three months ended March 31,
2024	2023	Change	%
$213	$4,411	$(4,198)	(95)

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

For the three months ended March 31, 2024, other income decreased compared to the same period of 2023. The decrease was primarily due to decreases of interest income, foreign exchange income, realized and unrealized gain on derivative, partially offset by increases of interest and other finance expenses, accretion expense, and other income.

LIQUIDITY AND CAPITAL RESOURCES

Credit Facilities

National Bank of Canada

On June 6, 2022, the Company entered into a secured credit agreement for $40,000 (the “Credit Facility”) with National Bank of Canada. The Credit Facility is secured by a general charge on the assets of the Company, and was used to consolidate the Company’s existing loans with Bank of Nova Scotia and the Company’s Executive Chairman, and is available to the Company on a revolving basis to finance the working capital and general corporate requirements. In addition to the Credit Facility, National Bank provided the Company with an up to US$15 million treasury line enabling additional access to funds for future zinc Swap contract. Terms of the Credit Facility include the following:

●	The Credit Facility bears interest at the Secured Overnight Financing Rate (“SOFR”) plus 2.25% or National Bank’s base rate plus 1.25%;

●	The Company is required to pay a standby fee on the unadvanced portion of the Credit Facility at a rate of 0.5625% per annum;

●	The original maturity date was December 6, 2023. The Credit Facility includes an annual extension option and, on December 20, 2022, the maturity date was extended to December 6, 2024. On April 9, 2024, the maturity date was extended to June 30, 2025.

●	The Credit Facility was subject to covenants that require the Company to maintain interest coverage ratio of not less than 4.0 to 1.0 and a total leverage ratio of not more than 3.0 to 1.0. At September 30, 2023, Titan was in breach of the covenants and obtained a waiver from National Bank on covenants for the period of June 30, 2023 to January 19, 2024. In obtaining the waiver, the Company made a payment against the Credit Facility of $5,000 on November 1, 2023, and agreed to changes to the Credit Facility, reducing the available credit to $32,170, and adding an additional covenant that requires the Company to have $3,000 of unrestricted cash at all times.

A guarantee for the Credit Facility was provided by a company controlled by Titan’s Executive Chairman with a guarantee fee applicable to the $40,000 amount at an annual rate of 1.125%. The guarantee was extended to December 6, 2024 concurrent with the extension of the maturity date of the Credit Facility. A total guarantee fee of $112 was accrued and paid in the first quarter of 2024.

The Company withdrew an additional $5,900 on June 9, 2023, made a payment of $5,000 on November 1, 2023, and also made a payment of $5,000 on February 9, 2024. $nil of the Credit Facility was available to be withdrawn as of March 31, 2024. Refer to note 11 of the Company’s Consolidated Financial Statements for the three months ended March 31, 2024 and 2023 for additional disclosures related to the covenant breaches.

Subsequent to the end of the most recently completed financial quarter, the Company made a further payment of $10,000 toward the Credit Facility on April 10, 2024, reducing the Available Credit to $17,170. On that same date, the Credit Facility covenants were amended to remove the leverage covenant and to change the interest coverage ratio to 1:50:1.00. As at such date, the Company was and continues to be in compliance with its covenants under the Credit Facility.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

The Company further agreed to make repayments on the Credit Facility to reduce the Available Credit to $15,170 by June 30, 2024, and to make repayments on the Credit Facility to reduce the Available Credit to $10,170 by December 30, 2024.

Promissory Note – November 1, 2023

To remain compliant with the financial covenants under the Credit Facility with National Bank of Canada the Company made a $5,000 payment against the principal amount of the Credit Facility on November 1, 2023. In order to fund the payment to National Bank, the Company entered into a Promissory Note with a company controlled by Titan’s Executive Chairman, the (“Lender”). Terms of the Promissory Note are as follows:

●	$5,000 loan principal and an Initiation Fee of $350 aggregating to $5,350

●	Interest at 10% compounded annually commencing on November 1, 2023

●	Repayment date of May 1, 2025

●	Promissory note is subordinate to the Company’s Credit Facility with National Bank. Titan granted the Lender 6,000,000 share purchase warrants at market price for a term of five years in connection with obtaining the financing.

The fair market value of the warrants was calculated using the Black-Scholes Model on the issuance date, November 1, 2023, valuing them at $645. This amount was recognized as a borrowing cost.

The Company accrued interest of $85 in the year 2023. The Loan Initiation Fee was amortized during the year, and the balance was $315 as of December 31, 2023.

The Company accrued interest of $123 in the three months ended March 31, 2024. The Loan Initiation Fee was amortized during the quarter, and the balance was $261 as of March 31, 2024. The Promissory Note has been classified as current. Refer to note 18 of the Company’s Consolidated Financial Statements for the three months ended March 31, 2024 and 2023 for additional disclosures related to subsequent events.

Loan from Related Party

To remain compliant with the financial covenants under the Credit Facility with National Bank of Canada, a company controlled by Titan’s Executive Chairman loaned the Company $5,000 which was paid by the Company against the principal amount of the Credit Facility on February 9, 2024 reducing the Available Credit to $27,170 and National bank extended the waiver period to April 9, 2024. The Company has not yet agreed to commercial terms related to the $5,000 payment.

Subsequent to the end of the most recently completed financial quarter, to remain compliant with the financial covenants under the Credit Facility with National Bank of Canada, a company controlled by Titan’s Executive Chairman loaned the Company $10,000, which was paid by the Company, against the principal amount of the Credit Facility on April 10, 2024, reducing the Available Credit to $17,170. As of such date, the Company was and continues to be in compliance with its covenants under the Credit Facility.

The Company has not yet agreed to commercial terms related to the $5,000 loan or the $10,000 loan from the company controlled by Titan’s Executive Chairman.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

Financial Condition
	March 31, 2024	December 31, 2023
Cash and cash equivalents	$4,176	$5,031
Total debt	$36,619	$35,779
Net debt (cash)(1)	$32,443	$30,748
Working capital	$(24,842)	$(23,512)

(1) Net debt is a non-GAAP measure. This term is not a standardized financial measure under IFRS and might not be comparable to a similar financial measure disclosed by other issuers. See “Non-GAAP performance measures” of this MD&A for a discussion of non-GAAP performance measures.

Cash and cash equivalents as at March 31, 2024 decreased by $855 compared to December 31, 2023. Lower cash was generated from positive operating cash flows before changes in working capital of $263 during the period ended March 31, 2024 (Q1 2023 –$3,351), and cash outflow from changes in non-cash working capital of $345 (Q1 2023 – cash outflow $459). Cash outflow related to financing activities was $321 (Q1 2023 – negative $1,056). The Company received proceeds from related party loan, offset by principal repayment and interest payments of bank indebtedness, payments of lease liabilities, and loan application fee. Additional spending related to investing activities of $439 (Q1 2023 - $1,148) and the effect of foreign exchange of negative $13 (Q1 2023 – $3) on cash and cash equivalents.

At March 31, 2024, the Company’s debt was comprised of a loan from the Credit Facility of $27,318 and a loan from related party of $9,301. The Company accrued interest of $781 and amortized borrowing cost of $182 related to the Credit Facility, and accrued interest of $123 and amortized borrowing cost of $54 related to the related party loan for the period ended March 31, 2024.

Working capital decreased for the period ended March 31, 2024 compared to December 31, 2023 as a result of decrease of cash and cash equivalents and derivative asset, increase of loan from related party, partially offset by increases of trade and other receivable, inventories, and other current assets, and decreases of accounts payable and accrued liabilities, lease liabilities, and current debt.

Cash Flows

	Three Months Ended March 31,
	2024	2023	Change
Operating cash flows before changes in working capital	$263	$3,351	$(3,088)
Changes in working capital	(345)	(459)	114
Net cash flows generated by (used in) operating activities	(82)	2,892	(2,974)
Net cash flows generated by (used in) financing activities	(321)	(1,056)	735
Net cash flows generated by (used in) investing activities	(439)	(1,148)	709
	$(842)	$688	$(1,530)

Net cash flows generated from operating activities were lower in the period ended March 31, 2024 than the same period in 2023 as a result of less cash generated from increased zinc pounds sold at a lower average concentrate zinc price compared with the first quarter of 2023, higher cash used in trade and other receivable, inventories, other current assets, and income tax paid, partially offset by higher cash flows generated in lower unrealized loss on derivative, accounts payable and accrued liabilities. A discussion of the changes from period to period is set out above under “Financial Results” and “Other Operating Expenses”.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

Net cash flows used in investing activities in the period ended March 31, 2024 were lower compared with the same period in 2023 as the Company spent less on capital equipment.

Net cash flows used in financing activities during the period ended March 31, 2024 reflect $5,000 of related party loan proceeds, $5,000 of bank indebtedness repayment, $124 of interest payments, $22 of payment of lease liabilities, and $175 of payment of loan transaction fee. For comparison, net cash flows used in financing activities by the Company in the same period in 2023 reflect $130 of warrant exercise proceeds, $1,027 of dividends paid, $123 of associated interest payments, $21 of payments made on lease liabilities, and $15 of repayment of equipment loans. For comparison.

Capital Expenditures

The Company invested $439 in capital assets in the period ended March 31, 2024 compared to $1,148 capital expenditures made in the same period of 2023. A new transformer and a server room were added to capital assets, and a compact twin-boom mining equipment was rebuilt during the period.

Liquidity

As at March 31, 2024, the Company had total liquidity of $4,176 in cash and cash equivalents. The Company had working capital of negative $24,842 and a deficit of $70,960. For the period ended March 31, 2024, the Company had positive operating cash flows before changes in working capital of $263 and a net loss of $2,632. On June 14, 2023, the Company announced that it temporarily suspended the payment of its quarterly dividend in order to preserve capital and strengthen its balance sheet as it navigates the downturn in zinc prices. The Company continues to monitor zinc prices and the impact on financial covenants associated with the Credit Facility.

As at December 31, 2023, the Company had total liquidity of $5,031 in cash and cash equivalents. The Company had working capital of negative $23,512 and a deficit of $68,328. For the year ended December 31, 2023, the Company had positive operating cash flows before changes in working capital of $6,085 and a net loss of $10,196.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and exploration of its mineral properties and to maintain a flexible capital structure, which optimizes the costs of capital to an acceptable risk.

The capital structure of the Company currently consists of common shares and debt financing. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, its expected funding requirements, and risk characteristics of the underlying assets. The Company’s funding requirements are based on cash forecasts. In order to maintain or adjust the capital structure, the Company may issue new debt, new shares and/or consider strategic alliances. Management reviews its capital management approach on a regular basis.

At June 30, 2023, Titan was in breach of certain financial covenants under its Credit Facility. Titan obtained a waiver from National Bank on covenants for the period of June 30, 2023, to December 31, 2023. This waiver was subsequently extended to April 9, 2024. As of such date and the date of this MD&A, the Company was and continues to be in compliance with its covenants under the Credit Facility. The Company’s ability to continue as a going concern is dependent upon the successful execution of its business plan, raising additional capital and/or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to raise necessary funds primarily through securing additional debt or equity in support of its business objectives. There can be no guarantees that a further waiver from National Bank, debt/equity financing or strategic alternative will be available on acceptable terms to the Company or at all, and therefore, a material uncertainty exists that may cast significant doubt about the Company’s ability to continue as a going concern.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

Contractual obligations and commitments

The Company’s contractual obligations and commitments as at March 31, 2024 and their approximate timing of payment are as follows:

	< 1 year	1 to 3 years	4 – 5 years	>5 years	Total
Debt:
Repayment of principal	$27,170	$10,000	$-	$-	$37,170
Repayment of interest	658	123	-	-	781
Leases	58	-		-	58
Reclamation and Remediation provision	-	-	-	16,717	16,717
	$27,886	$10,123	$-	$16,717	$54,726

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Outstanding Securities

As of March 31, 2024, the Company had 136,366,599 common shares issued, 17,642,856 warrants and 5,920,000 options outstanding.

FINANCIAL INSTRUMENT

a)	Carrying amount versus fair value

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments, other than those whose carrying amounts are a reasonable approximation of fair value:

	March 31, 2024		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities Lease liabilities	$56	$40	$76	$55
Bank indebtedness	$27,318	$27,116	$31,655	$32,087
Loan from related party	$9,301	$10,168	$4,124	$5,061

Management assessed that the fair values of cash and cash equivalents, restricted cash, other current assets, other receivables, accounts payable, and dividends payable approximate their carrying amounts due to the short-term maturities of these instruments, and the fair value of acquisition obligations approximate their carrying value as they are non-interest bearing. Trade receivables subject to provisional pricing and derivative asset are already carried at fair value.

Fair values of the Company’s lease liabilities, bank indebtedness, equipment loans, and loan from related-party are determined by using discounted cash flow models that use discount rates that reflect the issuer’s borrowing rate as at the end of the reporting period. The fair value of the derivative asset is determined using discounted cash flow models that incorporate commodity forward prices, credit risk adjustments and discount rates.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means.

Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs

All financial instruments measured at fair value use Level 2 valuation techniques.

There have been no transfers between fair value levels during the reporting period.

b)	Derivatives

In the first quarter of 2023, the Company entered into a Monthly Cash Settled LME Zinc Swap contract with National Bank of Canada for approximately 30% of the Company’s zinc production for the period of February 01, 2023 to December 31, 2023 at a price of $1.55 per pound of zinc.

For the three months ended March 31, 2023, the Company recognized $634 of realized gain on settlement of swaps, and $3,239 of unrealized gains from changes in the fair value of open positions.

RELATED PARTY TRANSACTIONS

Management company (Manco)

The Company shares office space, equipment, personnel, consultants and various administrative services with other companies related by virtue of certain directors and management in common. These services have been provided through a management company equally owned by each company party to the arrangement. Costs incurred by the management company are allocated and funded by the shareholders of the management company based on time incurred and use of services. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the officed space rental agreement. The Company’s obligation for future rental payments on March 31, 2024 was approximately $202, determined based on the Company’s average share of rent paid in the immediately preceding 12 months.

The Company was charged for the following with respect to this arrangement in the period ended March 31, 2024:

	Three months ended March 31,
	2024	2023
Salaries and benefits	$205	$193
Office and other	30	43
Marketing and travel	4	3
	$239	$239

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s Executive Chairman, President and Chief Executive Officer, Chief Financial Officer, and Directors.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

	Three months ended March 31,
	2024	2023
Salaries and benefits	$428	$376
Consulting fees	228	228
Share-based compensation	(3)	84
Directors’ fees	55	55
	$708	$743

The following amounts are outstanding as at March 31, 2023 and December 31, 2022, and are included in accounts payable and accrued liabilities above.

	As at March 31,	As at December 31,
	2024	2023
Salaries and benefits payable	$406	$416
	$406	$416

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

Estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements and may require accounting adjustments. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future years if the revision affects both current and future years.

These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions and judgments about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, which could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to the following areas:

●	Estimated mineral resources;
●	Revenue recognition
●	Reclamation and remediation provision;
●	Impairment;
●	Fair value measurement
●	Determination of useful life of assets for depreciation purposes;
●	Share-based compensation;
●	Taxation

See note 3 of our 2023 annual audited consolidated financial statements for a detailed discussion of these accounting estimates and judgments.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, under the supervision of the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), have designed disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings based on the 2013 control framework developed by the Committee of Sponsoring Organizations of the Treadway Commission.

,

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

The DC&P have been designed to provide reasonable assurance that material information relating to the Company is made known to the CEO and CFO, particularly during the period in which the interim filings are prepared and the information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified. The ICFR has been designed to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with international financial reporting standards. Due to the inherent limitations associated with any such controls and procedures, management recognizes that, no matter how well designed, they may not prevent or detect misstatements on a timely basis.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

NI 52-109 also requires Canadian public companies to disclose any changes in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR. No material changes were made to internal controls in the period ended March 31, 2024.

NOTES TO READER

Cautionary note regarding forward-looking information

Certain information contained in this document constitutes forward-looking statements. All statements, other than statements of historical facts, are forward looking statements, including but not limited to that Titan believes that the district surrounding ESM remains underexplored despite the long operating history of ESM; the nature, extent, location, and timing of future exploration and testing at ESM; that testing at targets prioritized for surface sampling, mapping and drilling occurs as scheduled, if at all; production guidance; anticipated head grade; anticipated zones that will be mined, and timing of such mining; exploration plans at the Kilbourne target and timing of such plans; that rod mill liners will be installed and timing of such installation; that the Company continues to examine various financing options to bolster the Company’s treasury; that the Company may require additional funding in the next twelve months; and that the Company expects that it will continue to obtain funding through similar or other means depending on market conditions and other relevant factors at the time. Forward-looking statements are often, but not always, identified by the use of words such as may, will, seek, anticipate, believe, plan, estimate, budget, schedule, forecast, project, expect, intend, or similar expressions.

The forward-looking statements are based on a number of assumptions which, while considered reasonable by the Company, are subject to risks and uncertainties. The Company cautions readers that forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those expressed in or implied by such forward looking statements and forward-looking statements are not guarantees of future results, performance or achievement. The Company has made assumptions based on or related to many of these risks, uncertainties and factors. These risks, uncertainties and factors include general business, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in project parameters; changes in costs, including labour, infrastructure, operating and production costs; future prices of zinc and other minerals; variations of mineral grade or recovery rates; operating or technical difficulties in connection with exploration, development or mining activities, including the failure of plant, equipment or processes to operate as anticipated; delays in completion of exploration, development or construction activities; changes in government legislation and regulation; the ability to maintain and renew existing licenses and permits or obtain required licenses and permits in a timely manner; the ability to obtain financing on acceptable terms in a timely manner; contests over title to properties; risks of making a production decision at Turnpike (formerly Sphaleros) that is not based on a technical report; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business; and the factors discussed in the section entitled "Risks Factors" in the Company’s most recent annual information form filed on SEDAR+.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

Although the Company has attempted to identify important risks, uncertainties and other factors that could cause actual performance, achievements, actions, events, results or conditions to differ materially from those expressed in or implied by the forward-looking information, there may be other risks, uncertainties and other factors that cause performance, achievements, actions, events, results or conditions to differ from those anticipated, estimated or intended. Unless otherwise indicated, forward-looking statements contained herein are as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable law.

Risk Factors

The Company’s activities and related results are subject to a number of different risks at any given time. Exploration and development of mineral resources involves a high degree of risk. A summary of the Company’s financial instruments risk exposure is provided in the Financial Instruments section of the Company’s 2023 Annual Financial Statements. For a comprehensive list of other risks and uncertainties affecting our business, please refer to the sections entitled "Risk Factors" in both our most recent Annual Information Form and Annual MD&A, which are available at www.sedarplus.ca.

Qualified Person

The technical and scientific information in this MD&A has been reviewed and approved by Donald R. Taylor, MSc., PG, President and Chief Executive Officer of the Company, a qualified person for the purposes of NI 43-101. Mr. Taylor has more than 25 years of mineral exploration and mining experience and is a Registered Professional Geologist through the SME (registered member #4029597).

For additional information, please see the technical report titled “Empire State Mines 2021 NI 43-101 Technical Report (Amended) with an effective date of February 24, 2021, filed on SEDAR+ at www.sedarplus.ca.

For additional information related to the Kilbourne target, see the Company’s news release titled, “Titan Mining Announces Significant Graphite Discovery at Empire State Mines in Upstate New York, USA” dated October 23, 2023.

Non-GAAP performance measures

This document includes non-GAAP performance measures, discussed below, that do not have a standardized meaning prescribed by IFRS. The performance measures may not be comparable to similar measures reported by other issuers. The Company believes that these performance measures are commonly used by certain investors, in conjunction with conventional GAAP measures, to enhance their understanding of the Company's performance. The Company uses these performance measures extensively in internal decision-making processes, including to assess how well ESM is performing and to assist in the assessment of the overall efficiency and effectiveness of the mine site management team. The tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measures as contained within the Company's issued financial statements.

C1 cash cost per payable pound sold

C1 cash cost is a non-GAAP measure. C1 cash cost represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to customers, including mine site operating and general and administrative costs, freight, treatment and refining charges.

The C1 cash cost per payable pound sold is calculated by dividing the total C1 cash costs by payable pounds of metal sold.

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

All-In Sustaining Cost (AISC)

AISC measures the estimated cash costs to produce a pound of payable zinc plus the estimated capital sustaining costs to maintain the mine and mill. This measure includes the C1 cash cost and capital sustaining costs divided by pounds of payable zinc sold. AISC does not include depreciation, depletion, amortization, reclamation and exploration expenses.

	Three months ended March 31,
	2024		2023
C1 cash cost per payable pound	Total	Per pound	Total	Per pound
Pounds of payable zinc sold (millions)	14.4		14.8
Operating expenses and selling costs	$10,263	$0.71	$14,145	$0.95
Concentrate smelting and refining costs	3,667	0.26	4,057	0.28
Total C1 cash cost	$13,930	$0.97	$18,202	$1.23
Sustaining Capital Expenditures	$438	$0.03	$477	$0.03
AISC	$14,368	$1.00	$18,679	$1.26

Sustaining capital expenditures

Sustaining capital expenditures are defined as those expenditures which do not increase payable mineral production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. Expansionary capital expenditures are expenditures that are deemed expansionary in nature. The following table reconciles sustaining capital expenditures and expansionary capital expenditures to the Company’s additions to mineral, properties, plant and equipment (or total capital expenditures):

	Three months ended March 31
	2024	2023
Sustaining capital expenditures	$438	$477
Expansionary capital expenditures	1	768
Additions to mineral, properties, plant and equipment	$439	$1,245

Net Debt

Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

	Three months ended	Year ended
	March 31,	December 31,
	2024	2023
Current portion of debt	$36,619	$35,779
Non-current portion of debt	-	-
Total debt	$36,619	$35,779
Less: Cash and cash equivalents	(4,176)	(5,031)
Net debt	$32,443	$30,748

TITAN MINING CORPORATION
Management’s Discussion and Analysis
(In thousands of US Dollars, unless otherwise indicated)

Free Cash Flow
	Three months ended March 31,	Three months ended March 31,
	2024	2023
Net cash provided by operating activities	$(82)	$2,892
Less: Capital expenditures	(439)	(1,245)
Free cash flow	$(521)	$1,647

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